UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NANO MASK, INC.

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(Name of Issuer)

Common Stock, $.001 par value

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(Title of Class of Securities)

63009L102

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(CUSIP Number)

John C Thompson, 1371 E 2100 S #202, Salt Lake City, UT 84105  801-363-4854

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/12/2010

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009L102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marc L Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,093,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,093,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,093,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.64%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D is filed with respect to shares of common stock, $.001 par value ("Common Stock"), of Nano Mask, Inc. (the "Company"). The address of the Company is 50 West Liberty Street, Suite 880, Reno, Nevada.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Marc L Kahn (“Kahn”), 1575 Applelane, Bloomfield Township, Michigan. Kahn is a radiologist and owner of MLK Imaging, 1575 Applelane, Bloomfield Township, Michigan, and is also Chief Medical Officer of Nano Mask, Inc., a medical products company, 50 West Liberty Street, Suite 880, Reno, Nevada. Kahn has not, during the last five years, been convicted in a criminal proceeding. Kahn has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Suydam is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Kahn has acquired some shares of the Company with personal funds both prior to and during his appointment as an officer and director in June 2009.  Since that time, he has accepted shares as partial compensation for his services as an officer and director.

Item 4. Purpose of Transaction

The acquisitions of common stock and warrants to which this statement relates have been made for investment purposes and in lieu of cash consideration for employment. Kahn, as Chief Medical Officer of the Company, has accepted shares of restricted common stock as compensation for employment. In April 2010, Kahn purchased 250,000 shares of common stock in the market at a price of $.049 per share. In October 2010, Kahn received an aggregate of 710,783 shares as compensation for employment during the first two fiscal quarters of 2010. In January 2011, Kahn received an aggregate of 1,177,488 shares as compensation for employment during the third and fourth fiscal quarters of 2010, and 1,132,352 shares for conversion of outstanding loans to the Company. Kahn has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (a) through subparagraph (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Kahn is deemed beneficial owner of 8,093,567 shares of Common Stock which number includes 700,000 shares of Common Stock that may be acquired through the exercise of warrants. Based on the 65,109,603 shares of Common Stock outstanding as of February 28, 2011, as reported to the Reporting Person by the Company, and assuming the exercise of his warrants, Kahn’s deemed beneficial holdings represent 11.64% of the Company’s Common Stock.

(b)	Kahn has sole power to vote or to direct the vote or to dispose or to direct the disposition of the 8,093,567 shares of Common Stock.
(c)

In January 2011, Kahn received an aggregate of 1,177,488 shares as compensation for employment during the third and fourth fiscal quarters of 2010. Of these, 606,060 shares were issued for employment compensation for the third quarter of 2010, valued at $.033 per share, based on the 30 day trailing average closing price on the date of board approval. The remaining 571,428 shares were issued for employment compensation for the fourth quarter of 2010, valued at $.035 per share, based on the 30 day trailing average closing price on the date of board approval. In January 2011, Kahn also agreed to convert outstanding loans to the Company into 1,132,352 shares at a conversion price of $.034, the closing market price on the date of board approval of the conversion. In February 2011, Kahn agreed to convert additional loans to the Company into 805,555 shares at a conversion price of $.036, the 30 day trailing average closing price on the date of board approval.  All of these shares were obtained directly from the Company.

(d)	No person other than Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Suydam and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011	/s/ Marc L. Kahn
Marc L. Kahn